

April 1, 2014

<u>Via E-mail</u>
Donald R. Fishback
Chief Financial Officer
Moog Inc.
400 Jamison Road
East Aurora, New York 14052-0018

> **Re: Moog Inc.**
> **Form 10-K for Fiscal Year Ended September 28, 2013**
> **Filed November 12, 2013**
> **Form 10-Q for Fiscal Quarter Ended December 28, 2013**
> **Filed January 29, 2014**
> **File No. 1-05129**

Dear Mr. Fishback:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended September 28, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>
<u>Reserves for Inventory Valuation, page 21</u>

1. We note that the reserves for inventory valuation were reduced by $15.7 million during fiscal year 2013 for the write-off and sale of obsolete inventory. We further note that the total amount of reserves for inventory valuation is approximately six times this amount with similar and/or greater trends for fiscal years 2012 and 2011. Please provide us with a comprehensive explanation as to why your reserve balance is so much greater than the amounts being written off during the periods. As part of your response, please quantify the amount of inventory as of September 28, 2013, that is comprised of products that either had no sales during fiscal year 2013 or are considered by management to be slow-moving.

Further, please expand your disclosure in future filings to identify the specific risk elements that management observed in the inventory portfolio.

Reviews for Impairment of Goodwill, page 22

2. Please expand your discussion of the Medical Devices reporting unit to provide a discussion of the uncertainty associated with the specific, key assumptions that will allow an investor to understand the risks through the eyes of management. Examples would include assumptions in your discounted cash flow model that materially deviate from your historical results and quantified information regarding potential outcomes of divesting the business, where useful and available. Also, discuss the specific, potential events or circumstances surrounding the ongoing business, as well as potential divestiture outcomes that could have a negative effect on the estimated fair value. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Consolidated Results of Operations, page 25

3. In future filings, please quantify the impact of the factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented at the consolidated level and the segment level. One example is your discussion and analysis of consolidated gross profit in which you identify a favorable change in product mix for three of your reportable segments offset by charges from recent acquisitions without quantifying the impact of each of these factors. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

4. We note that you initiated restructuring plans during fiscal year 2013 that were 8.5% of earnings before income taxes. We further note that you intend to focus on cost reductions during fiscal year 2014 in light of your weaker than planned first quarter of fiscal year 2014 operating results. In future filings, please disclose the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 and ASC 420-10-50-1 for guidance.

5. We note that your total pension expense increased 42.5% for fiscal year 2013 as compared to fiscal year 2012. However, you did not provide investors with an understanding as to why. In future filings, please ensure that you provide investors with an analysis of the material factors impacting the components of income from continuing operations. For pension expense specifically, you could refer to the discussion of assumptions on page 23, and analyze how the changes in assumptions affected the specific financial statement line items in the reported periods. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

6. We note that the retirement liability adjustment within other comprehensive income has materially impacted total comprehensive income for each period presented. Please expand your disclosures in future filings to provide a comprehensive discussion and analysis of how the changes in the material assumptions impacting pension expense (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

Capital Structure and Resources, page 35

7. In future filings, please clarify that the $496 million of unused borrowing capacity is available without violating any debt covenants, if correct.

Contractual Obligations and Commercial Commitments, page 36

8. We note that you significantly increased your pension contributions for fiscal year 2013 above the minimum funding requirement and that you anticipate doing the same for fiscal year 2014. In future filings, please explain the factors that contributed to this cash management decision along with the impact to your consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies, page 45
Revenue Recognition, page 45

9. In future filings, please disclose the percentage of revenue recognized using percentage of completion, cost-to-cost method of accounting for all periods presented rather than the most recent period only. Please also address this in Note 17 – Segments for Aircraft Controls.

Note 4 – Inventories, page 50

10. In future filings, please provide the disclosures required by Article 5-02.6(d) of Regulation S-X, or clarify that inventories related to long-term contracts is immaterial.

Note 18 – Commitments and Contingencies, page 75

11. In future filings, please revise your disclosure to state if the legal proceedings and/or environmental matters are expected to be material to your cash flows in addition to your financial condition and results of operations. Also, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Management's Report on Internal Control over Financial Reporting, page 77

12. Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal*

Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Form 10-Q for Fiscal Quarter Ended December 28, 2013

General

13. In future filings, please include disclosures for your loss contingencies in accordance with the guidance in ASC 450-20-50. Please refer to Article 10-01(a)(5) of Regulation S-X for guidance.

Note 3 – Receivables, page 7

14. In future filings, please provide the disaggregated disclosures for receivables per Article 5-02.3(c) of Regulation S-X in light of the significance to total current assets and your liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at (202) 551-3236, or in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief